5-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY, 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 1 MAY 2002 By Luke Thomas
(Signature)*

News Release

SPIRENT
Inspired innovation

800 - 1 May 2002

DR GEORGE SARNEY, NON-EXECUTIVE CHAIRMAN OF SPIRENT PLC

The Board of Spirent plc regrets to announce the sudden death of Dr George W Sarney, Non-executive Chairman of Spirent plc, on 30 April 2002 at the age of 62.

Dr Sarney was appointed Non-executive Chairman of Spirent plc in September 1999, having joined the Board in 1996. Dr Sarney was formerly Chief Executive of the Intelligent Automation Division of Invensys plc and was also a Non-executive Director of Consolidated Edison Inc.

Speaking on behalf of the Board of Spirent plc, Nicholas Brookes, Chief Executive, said:

"We are deeply saddened to learn of George's death. As Chairman since 1999 he played a pivotal role in the transformation of Spirent into an international network technology company. He will be greatly missed and all our thoughts are with his family."

A further announcement in relation to a successor to Dr Sarney will be made in due course.

- ends -

Enquiries

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Investor Relations		
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media		
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810